September 18, 2019 VIA EDGAR correspondence

Ryan Sutcliff, Esq. United States Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	GraniteShares ETF Trust (the “Registrant”)
Post-Effective Amendment No. 10 (File Nos. 333-214796, 811-23214)

Dear Mr. Sutcliff:

We are writing in response to comments provided telephonically on September 18, 2019, with respect to your review of this firm’s letter dated August 20, 2019 (the “Initial Response Letter”) conveying the Registrant’s responses to the Staff’s initial comments on Post-Effective Amendment No. 10 (“PEA No. 10”) to the Registrant’s registration statement on Form N-1A filed to register shares of the GraniteShares XOUT U.S. Large Cap ETF (the “Fund”). The Fund is a new series of the Registrant, which is an open-end management investment company that is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

We have reproduced your comments relating to the Fund below, followed by the Registrant’s responses. Capitalized terms used but not otherwise defined herein have the meanings attributed to such terms in PEA No. 10.

1. Comment: In reference to Response 9 in the Initial Response Letter, does or can the Adviser have any input into the construction of the Index, now or in the future, as a result of the relationship between the Adviser and the Index Provider?

Response: As is the case with respect to any investment adviser to an index fund, the Adviser has an obligation to monitor the composition and administration of the fund’s index and discuss any concerns with the index provider. However, the Adviser does not have control over the Index Provider as a result of their relationship to influence the Index Provider to make a change to the Index.

In this regard, we refer you to our response in the Initial Response Letter, where we explained that although both the Index Provider and the Adviser can ask for changes in the Index Methodology Guide, they cannot force and implement these changes on their own. Any change needs the approval of the Index Committee. Through this mechanism neither the Index Provider or the Adviser has the freedom to change at any point of time the index concentration that would otherwise result through the implementation of the Index rules.

Ryan Sutcliff, Esq.

September 18, 2019

2. Comment: In reference to Response 11 in the Initial Response Letter where the Registrant indicated that it will value derivative instruments for purposes of the 80% test (as described in the Initial Response Letter) at notional value, the Staff continues to believe that Rule 35d-1 requires derivative instruments to be marked-to-market for purposes of the 80% test.

Response: The Registrant will value derivative instruments for purposes of the 80% test at their marked-to-market value.

3. Comment: In reference to Comment 19 in the Initial Response Letter, the Staff continues to believe that Item 19(h)(1) of Form N-1A requires the “minimum amount” portion of the Administrator’s fee to be stated in terms of an actual dollar amount.

Response: We respectfully disagree with the Staff’s reading of Item 19(h)(1). Item 19(h)(1) provides, in pertinent part, that with respect to a fund’s administrator, the registrant must “describe the services provided, and the compensation paid for those services.” For that instruction to be read grammatically correct, “describe” has to relate to the Administrator’s compensation as well as to services provided by the Administrator. As explained in the Initial Response Letter, the Registrant continues to believe that a “description” of the Administrator’s compensation has been provided in response to Item 19(h)(1). We also note that the Registrant went back to the Administrator to see if they would permit the Fund’s prospectus to state the dollar amount of the minimum compensation amount, and they indicated that they would not agree to such disclosure.

Please contact the undersigned with any additional questions or comments. In closing, we note that the Registrant will correct the typo the Staff pointed out “COMPENSATION OF THE TRUSTEES” table in the Statement of Additional Information.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder

Cc:	Benoit Autier, Chief Operating Officer and Head of Product, GraniteShares Advisors LLC